Exhibit 99.10

CONSENT OF  P. FORWARD

I hereby consent to the use of my name in connection with the following documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Silver Wheaton Corp. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.

Information regarding the resource and reserve estimates of the Stratoni Mine; and

2.

The annual information form of the Company dated March 28, 2008, which includes reference to my name in connection with information relating to the Stratoni Mine  and the properties described therein.

Date: March 28, 2008

/s/ Patrick Forward __________________________________ Name: Patrick Forward Title: General Manager, Exploration of European Goldfields Limited